Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

November 30, 2010

By Fax and Edgar

II. Christopher Owings
Assistant Director
Securities and Exchange Commission
Fax:     202-772-9349

Re: Top Gear, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 3, 2010
File No. 333-168066

Dear Mr. Owings:

Top Gear, Inc. (“Top Gear”) acknowledges receipt of the letter dated November 19, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Third Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments, as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Top Gear is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Outside Front Cover Page of Prospectus

1.
We note your response to comment two in our letter dated October 12, 2010 and the related revisions in your filing.  We further note statements throughout your filing such as on pages 19 and 26, respectively, stating that “[you] are a development stage company with limited operations” and that “[you] have commenced only limited operations”(emphasis added).  Please revise your statement in these sections and throughout your prospectus to remove the implication that you have commenced anything other than organizational activities.

Response:  We have updated the document to provide additional disclosure as to the operational activities that we have performed to date, including (i) interviewing several kashrut specialists and finalizing an agreement with one of them for the preparation of our kashrut manual, (ii) preparing an outline of the kashrut manual (iii) developing the focus and message of the business, and (iv) developing a preliminary marketing plan and budget for advertising our services to prospective companies and prospective field representatives.  In addition, we are in the process of designing graphic/web design materials for use as part of our advertising and promotional materials and expect to complete the design by the end of December 2010.  Please see the Third Amended Draft.

Management’s Discussion and Analysis or Plan of Operation, page 19

Overview, page 19

2.
We note your response to comment eight in our letter dated October 12, 2010 and the related revisions in your filing.  Please specify in the fifth paragraph on page ii, the last paragraph on page 4 and the fourth paragraph on page 19 that your marketing plan is not currently complete and partly remains to be determined.

Response:  Revised. The Company has updated the document to specify that our marketing plan is not currently complete and partly remains to be determined.  Please see the Third Amended Draft.

Plan of Operation, page 19

3.
We note your response to comment nine in our letter dated October 12, 2010 and the related revisions in your filing.  To the extent known, please clarify how much of the estimated costs of $4,000 to develop your website will be allocated to (i) the website for your field representatives and (ii) the website for the customers and the general public.  If true, please also clarify that the $4,000 estimated cost does not include potential purchase of online reporting tools and billing software as well as software licenses and/or customized programming solutions to enhance your website such as you indicate on page 20 and 34, respectively.

Response:  Revised.  We have revised the document to clarify how much of the estimated costs of $4,000 to develop our website will be allocated to the website for our field representatives and to the website for customers and the general public. We estimate that the graphic design costs to develop the “look and feel” of our web site, together with images and layout for the entire website, will be approximately $1,500.  We estimate that the programming costs for the entire website will be approximately $2,500.  Since we envision that the section of our website for our field representatives and the section of our website for customers and the general public will be similar in complexity and contain the same number of pages, we believe that the website programming costs will be split evenly between the two sections.  In addition, we have revised the document to clarify that the $4,000 estimated cost does not include a potential purchase of online reporting tools and billing software as well as software licenses and/or customized programming solutions to enhance our website.  Please see the Third Amended Draft.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

4.
We note your statements on page 20 that you plan to purchase online advertising in the first quarter of 2011 and that you anticipate your website will be fully functional by the second quarter of 2011 for both your field representatives and customers.  We further note your statements in the fourth to the last paragraph on page 21 that “[you] plan to launch [your website] by the first quarter of 2011.  Once the web site [sic] is launched, [you] intend to do internet marketing such as banner ads as well as search engine advertising in order to locate field representatives” and in the fifth paragraph on page 22 that “[you] plan to launch [your] internet advertising campaign that will be timed to coincide with the opening of [y]our new website.”  Please thoroughly revise your filing to clearly and consistently state:

•	When you anticipate launching your website; and
•	When you anticipate launching your internet advertising campaign.
To the extent you anticipate two different launch dates for your website for your field representatives and the website for your customers and general public, please clearly state so.   Please review your entire filing for compliance with this comment.

Response:  Revised.  We have revised the document to clearly state that we plan to launch our website and to launch our internet advertising campaign concurrently in the second quarter of 2011.  Please see the Third Amended Draft.

5.
We note your statement in the first paragraph on page 21 that your directors will prepare a three-month training/ correspondence course for your field representatives based on the kashrut manual prepared by your kashrut consultant.  We further note your statement that after completing the course, your field representatives will be expected to pass online open book exam.   Please enhance your disclosure to outline and specify:

•	How long you anticipate it will take to develop this three month training/ correspondence course;
•	When you plan to have this course completed;
•	Whether the online, open book exam is part of your plan to launch your website; and
•	When you expect to have fully trained field representatives in place.

We may have further comments based on your revisions.

Response:  Revised.  We have revised the document to include the enhanced disclosure as outlined above.  We anticipate that it will take three months to develop our three month training/correspondence course.  We plan to complete the development of this course in the second quarter of 2011.  We intend for the online, open book exam to be a part of our website.  We expect to have fully trained field representatives in place during the third quarter of 2011.  Please see the Third Amended Draft.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

6.
We note your statement in the last paragraph on page 21 that since you intend to market your kosher supervision services at the same time you will be marketing to build your network of field representatives, you plan to outsource projects to contractors until you have trained a sufficient number of field representatives.  Please specify:

•	How you will locate these outsourced contractors;
•	How you anticipate that you will monitor these contractors’ performance;
•	The cost of monitoring their performance; and
•	When you expect to phase out you use of these contractors.

Please also specify whether these outsourced contractors will be subject to the same pay structure set forth in the first two paragraphs of the Allocating Projects Among Our Contractors section.  If not, please specify the pay structure for these contractors.

Response:  Revised.  We have revised the document to include the following additional disclosure:

•	How we will locate these outsourced contractors

We intend to employ various methods to secure the services of temporary outsourced contractors until such time as we have trained a sufficient number of field representatives who are capable of providing our kashrut certification services to our customer, with the method employed in each case dependent on the location of the particular customer’s facilities.  In locations that are in proximity to rabbinical seminaries training young men to be rabbis, we plan to approach these yeshivot (schools) and utilize their rabbinical students.  In more remote areas which are not near rabbinical seminaries, we will attempt to locate qualified independent contractors who are familiar with the kashrut laws, for example, Chabad emissaries.  Alternatively, if we are unable to locate any qualified contractors near by, we may have to incur the travel expenses associated with sending rabbinical students to these remote areas.

•	How will we monitor these contractors’ performance

We plan to put into place reporting mechanisms whereby our outsourced contractors will report to us on a regular basis to enable us to evaluate their performance and progress at the customers’ facilities.  Because we intend to retain independent contractors who are rabbinical students, our outsourced contractors will already be knowledgeable of the laws of kashrut.  We intend to prepare a checklist that each outsourced contractor will be required to follow, outlining the certification process and the duties of the outsourced contractor.  We will ask each contractor to report to us via email on his activities and any questions or problems that he may encounter at a customer’s facility.  We will work with the contractors to set realistic milestones and goals and then communicate with them in real time to ensure that these expectations are satisfied.

•	The cost of monitoring their performance

Initially, we will not incur any additional costs to monitor the performance of these outsourced contractors since our officers and Directors will be responsible for supervising the performance of these contractors.  At some point in the future, if the number of outsourced contractors increases, our management may have to dedicate more of their time to the performance of this task, and we may eventually have to hire employees to perform these tasks.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

•	When we expect to phase out our use of these contractors.

We do not plan to use outsourced contractors over the long term, and instead we intend to develop our own network of field representatives. We plan to phase out the use of outsourced contractors as trained field representatives become available; however, we envision that in many cases these outsourced contractors may themselves become field representatives.  We do not have a firm time table for phasing out these outsourced contractors as this process will depend on various factors, including the speed with which we are able to retain and train field representatives who are ready to take over from the outsourced contractors.

•	Pay structure for outsourced contractors.

Our outsourced contractors will not be subject to the same pay structure that we plan to utilize with our field representatives.  We intend to pay our outsourced contractors a fee for each visit they make to a customer, which fee will be negotiated on a case-by-case basis with each contractor.

Description of Business, page 26

Overview of the Company, page 26

7.
We note your response to comment 10 in our letter dated October 12, 2010 that you have revised the cited statements to indicate that they are based on your belief.  However, it does not appear that you have made the stated revisions.  Please characterize the following statements as your belief:

•	“The kosher certification system has operated for thousand of years and is not based on profit margins or annual production budgets,” page 28; and
•	“This limitation has resulted in a large number of regional kosher certifiers that have only built up reliable reputations within their local markets,” page 33.

Response:  Revised.  We revised pages 28 and 33 of the document to state that the statements cited in the bullet points in comment 7 above are based on our belief.  Please see the Third Amended Draft.

The Market Opportunity, page 26

8.
We note your statement in the fifth paragraph on page 28 that “[b]y implementing modern systems and fully utilizing the latest technologies, [you] plan to revolutionize the whole kosher certification industry.”  Please specify what these “modern systems” and “latest technologies” are and how they differ from the systems and technologies currently used in the certification industry.

Response:  Revised.  We have revised page 28 of the document to delete the fifth paragraph on page 28.  Please see the Third Amended Draft.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Our Services, page 28

9.
We note your response to comment 12 in our letter dated October 12, 2010 and the related revisions in your filing on page 29 stating that you do not have any definitive information regarding your competitor’s turn around time.  Please reconcile this statement with the penultimate paragraph of your Competitive Advantages discussion on page 34.

Response:  Revised.  We have revised the document to delete the bullet point regarding a comparison of our turn around time with our competitors’ turn around time.  Please see the Third Amended Draft.

Expenditures, page 34

10.
We note your statement on page one that you “must raise $72,980 from sources other than [y] our operations in order to implement [y]our marketing plan and remain in business for the next twelve months” and the chart on page 34 providing an overview of your budgeted expenditures.   We further note your statements on pages 4, 5 and 19 that you need $59,005 to implement your marketing plan and remain operational for the next twelve months.  Please clarify or revise.  In addition, please revise your statement on page one to remove any implication that you have any funds generated from operations.

Response:  Revised.  We have clarified that the $72,980 is the amount we need to continue operations and remain in business for the next twelve months.  The $59,005 stated on pages 4, 5, and 19 of the document was based on the difference between our available cash assets and our budgeted expenditures, and was not in conflict with the fact that we need a total of $72,980 to implement our marketing plan and remain in business for the next twelve months.  In addition, we have revised the statement on page one to state that we do not have any funds generated from operations.  Please see the Third Amended Draft.

Certain Relationships and Related Transactions, page 40

11.
We note your response to comment 15 in our letter dated October 12, 2010 that by June of 2009, you had progressed with your initial organizational operations and entered into a consulting agreement with your kashrut specialist.  We further note your statement in the first paragraph on page F-7 that you were incorporated in December of 2007 and begun activity in 2008.  Please specify what initial organizational operations you undertook between February and June of 2009 that resulted in the higher share price to your selling shareholders.

Response:    Mr. Bergman joined our company on February 16, 2009, and his expertise in the kashrut field strengthened our ability to implement our business plan.  Between February 2009 and June 2009, we surveyed the kosher food market and increased our knowledge of what it will take to successfully operate our business.  In addition, we prepared draft agreements that we plan to use as part of our business activities, such as a services agreement to be signed by our customers.  The higher share price to our selling shareholders is due to both these organizational activities and the fact that we have entered into a consulting agreement with our kashrut specialist.

Top Gear, Inc.
72 Yehudah HaMaccabi Street, Unit 11.
Tel Aviv   61070
Israel
Tel: (011) (972) 52-570-3774

Financial Statements September 30, 2010, page F-1

12.          We note in the table of contents for your unaudited interim financial statements for the quarter ended September 30, 2010 that you have listed a Report of Registered Independent Auditors and these financials do not appear to have been audited, please revise your table of contents to remove your reference to this report.

Response:  Revised.  We have updated the table of contents of the unaudited financial statements for the quarter ended September 30, 2010 in the Third Amended Draft to delete the reference to the Independent Auditors’ Report.

Note 6. Recent Accounting Pronouncements, page F-9

13.          Although you appear to have adopted ASC 855 related to subsequent events, we do not see where you have disclosed the date through which subsequent events were evaluated.  Accordingly, please disclose the date through which subsequent events were evaluated and specify that the disclosed date is the date the financial statements were available to be issued.

Response:  Revised.  We have updated the financial statements in the Third Amended Draft to disclose October 25, 2010 as the date through which subsequent events were evaluated.  We have noted that the financial statements were available to be issued on October 25, 2010.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact tel: 1-800-878-5756.

Sincerely,
Omri Amos Shalom, President
Top Gear, Inc.

VIA EDGAR
cc:         Angie Kim, Staff Attorney